May 8, 2006


Mr. Jeffrey Reidler/Mr. John L. Krug
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


      Re: American Bio Medica Corporation--Preliminary Proxy Statement filed April 26, 2006 (File No. 0-28666)

Dear Mr. Reidler/Mr. Krug:

      We have received the staff's comment letter dated May 4, 2006. Our response to the staff's comment is set forth below.

      Proposal 2. Proposal to amend and restate the company's bylaws to classify the board of directors

      Comment: Please expand the discussion to state whether the proposal is in response to any threatened tender offer, election contest, or similar matter.

      Response: We have added the requested disclosure. The additional disclosure will state specifically "Proposal No. 2 is not in response to any threatened tender offer, election contest or similar matter."

      American Bio Medica Corporation acknowledges that:

      o American Bio Medica Corporation is responsible for the adequacy and accuracy of the disclosure in our filing;

      o Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o American Bio Medica Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      We still anticipate beginning the shareholder mailing of the Proxy Statement and accompanying proxy on or about May 22, 2006. Please let me know as soon as possible if you will be undertaking any further review of the Preliminary Proxy Statement. If you have any questions or comments please contact me at 1-800-227-1243, extension 107.

                                               Very truly yours,

                                               /s/ Melissa A. Decker
                                               --------------------------------
                                               Melissa Decker
                                               Corporate Secretary
                                               American Bio Medica Corporation